EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF ECOPETROL S.A.

The Chief Executive Officer of Ecopetrol S.A. ("Ecopetrol" or the "Company") invites the Shareholders of the Company to attend the Extraordinary General Shareholders' Meeting (the "Meeting") to be held on monday october 24, 2022, starting at 8:00 a.m., at the International Business and Exhibition Center Auditorium (CORFERIAS) located at Carrera 37 No. 24 - 67 in Bogotá.13 No. 36 - 24 in Bogotá

The agenda for the Meeting will be:

1. Safety guidelines
2. Quorum verification
3. Opening of the General Shareholders' Meeting by the Chief Executive Officer of Ecopetrol S.A.
4. Approval of the Agenda
5. Appointment of the Chairperson of the Meeting
6. Appointment of the commission responsible for scrutinizing elections and voting
7. Appointment of the commission responsible for reviewing and approving the Meeting's minutes
8. Election of Board Members

The Meeting will be broadcast live via streaming on Ecopetrol's website.

Shareholders may consult the support documentation for the agenda items on Ecopetrol's website. Shareholders who cannot attend the Meeting in person may resort to legal representation employing a proxy form (a.k.a. power-of-attorney) duly granted in writing to a trusted proxy, who must meet the requirements established in Article 184 of the Colombian Commercial Code. Proxy form templates can be downloaded from Ecopetrol's website.

Except in cases of legal representation, Ecopetrol administrators and employees may not represent shares other than their own while they are employed by the Company, nor substitute the powers conferred thereon.

For the legal representation of the shareholders, strict compliance will be given to the provisions established in the Basic Legal Circular 029 of 2014 regarding illegal, unauthorized and unsafe practices of securities issuers.

FELIPE BAYÓN PARDO
Chief Executive Officer

Recommendations

- In case you are representing other shares, please have the respective proxy form and any respective additional documents at hand.
- To avoid overcrowding, guarantee the adequate participation of all shareholders and ensure their entry to the venue, CORFERIA's doors and registration points will open as of 7 a.m.
- Only one companion will be allowed for those shareholders requiring special assistance.
- The admission or distribution of advertising elements and any other material that may affect the normal course of the Meeting is prohibited
- If you have symptoms associated with COVID-19, please do not attend the Meeting. We recommend attendees have proof of their complete vaccination series at hand, that they practice the correct use of masks (over nose and mouth), maintain a physical distance of at least 1 meter and wash hands frequently.
- No kits or refreshments will be provided.

Additional information is available at:

Shareholder Services Office
Bogota phone number: from abroad (+571) 307 7075 / from Bogota (601) 307 7057; rest of the country: (+57) 01 8000 113434
Email: shareholders@ecopetrol.com.co
www.ecopetrol.com.co

ecopetrol